September 6, 2024

Via Edgar Transmission

Mr. Scott Anderegg / Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Fast Track Group Amendment No 1 to Draft Registration Statement on Form F-1 Submitted August 8, 2024 CIK No. 0002027262

Dear Mr. Anderegg /Mr. Field:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 28, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1

Note 10. Related party transactions and balances, page F-16

1.	We note your response to prior comment 13. You state the debt waiver pertains to amounts paid by the director on behalf of the company to cover operating expenses. SAB Topic 5:T requires recognition of an expense with a corresponding credit to contributed (paid-in) capital for “transactions where a principal stockholder pays an expense for the company.” Therefore, we believe you should revise your accounting for the transaction to credit contributed capital rather than other income and restate your financial statements accordingly.

Response: The Company respectfully advises the Staff that the disclosures under Related party transactions and balances have been revised to address the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com